# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
ScienceCast, Inc.

*Legal status of issuer*

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Maryland
>
> **Date of organization**
> March 22, 2022

*Physical address of issuer*
16 Willow Ave,, Towson, MD 21286

*Current number of employees*
5

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $37,985.00 | $50,663.00 |
| **Cash & Cash Equivalents** | $37,235.00 | $49,843.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $27,681.00 | $7,580.00 |
| **Long-term Debt** | $0.00 | $28,530.00 |
| **Revenues/Sales** | $119,035.91 | $9,380.00 |
| **Cost of Goods Sold** | $14,027.01 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $-53,667.61 | $-66,821 |

**April 16, 2025**

**FORM C-AR**

**ScienceCast, Inc.**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by ScienceCast, Inc., a Maryland Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.sciencecast.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 16, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this*

*Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ScienceCast, Inc. (the "Company") is a Maryland Corporation, formed on March 22, 2022.

The Company is located at 16 Willow Ave,, Towson, MD 21286.

The Company's website is https://www.sciencecast.org.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

We provide data management products and services to scientists and research services that serve them. We operate a website, www.sciencecast.org. Demand for our services has been driven by the digitization of research data, internet access to expanding data sets through proliferating computer devices, the need to better sort and curate research data sets and the development of supporting online research communities. These developments have created pain points for researchers as they struggle to keep up with mushrooming research data sets.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Class B Non- Voting Common Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guarantees the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup. Like all startups the Company faces many significant

challenges establishing a profitable business. Among other things, we must:

• Develop a profitable business model;

• Raise significant capital;

• Hire and retain qualified personnel;

• Develop effective and cost-effective marketing strategies;

• Manage our growth;

• Implement technology systems;

• Develop and upgrade its technology and information-processing systems;

• Enhance its software tools;

• Provide superior customer service;

• Respond to competitive developments;

• Create brand awareness; and

• Develop and implement financial controls.

There is no guaranty we will be able to do any of those things successfully in the long term.

Risk of New Business Model: We believe the publishing industry is in need of disruption and that our

products fill an urgent need, i.e., that we are building a better mousetrap. The flip side of that coin,

however, is that we will be successful only if we can change behavior that has not changed significantly in decades. We must persuade researchers, authors, and other industry participants that our product is

better, or at least not worse. Ingrained behavior can be extremely hard to change and there is no guaranty

we will be successful.

Our Model Might Change: Although the Company is currently pursuing the business model described in

Form C, our management team might decide to "pivot," or change our business model, based on changing

circumstances. Thus, you could end up owning stock in a significantly different business than you expect

today.

Risks of Changing Technology: Technology is a double-edge sword. On one hand, the Company has

developed technology that we believe will disrupt the publishing industry and make money for the

Company and its owners. On the other hand, a new or different technology developed tomorrow by

someone else might render our technology obsolete. The technology industry has seen this pattern

repeated time after time and we could fall victim to the same technological progress that launched the

Company.

Risk of System Failures: The Company's success depends on the efficient and uninterrupted operation of

its computer and communications hardware systems. These systems and operations are vulnerable to

damage or interruption from floods, fires, power loss, telecommunication failures, break-ins, sabotage,

intentional acts of vandalism and similar events. The Company does not presently have fully redundant

systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry sufficient business interruption insurance to compensate it for losses that could occur.

Risk of Capacity Constraints: The Company uses internally developed systems to operate its service and

for transaction processing, including billing and collections processing. The Company must continually

enhance and improve these systems to accommodate customers. If we do not build sufficient capacity

into our computer systems, users could experience system disruptions, slower response times, a

degradation in customer service, and a generally impaired quality of the user's experience.

Risk of Damage to Reputation: As a startup, we are especially susceptible to the risk of a damaged

reputation. Any incident suggesting that our products are inaccurate or unreliable could prove very

damaging. The harm may be immediate and may disseminate rapidly and broadly, without giving us an

opportunity for redress or correction.

Competition: The market for research data management services is evolving rapidly and we expect

competition to intensify. From one end, the barriers to entry are relatively low, so new, innovative

companies can enter the market easily. From the other end, we expect the publishers that currently

dominate the industry to compete with our technology themselves, possibly after buying a company like

ours. Some of our competitors could have far more resources and staying power than we have, and some

might have products better aligned with the market. The fact that we have (we believe) a better

mousetrap doesn't mean we will have the best mousetrap, and even if we were to have the best

mousetrap, it does not guarantee that our business will succeed.

Possible Infringement Claims by Others: As far as we know, our business will not infringe on the rights of anyone else. Because we are in the business of providing access to the original works of others,

however, it is possible that a claim will be made and that we will have to change something about our

business to avoid infringement. We could also be subject to damages for the period of infringement.

Our Own Intellectual Property Could be Infringed: We rely on nondisclosure and noncompetition

agreements with employees, consultants, and other parties to protect, in part, trade secrets and other

proprietary rights. There can be no assurance that these agreements will adequately protect our trade

secrets and other proprietary rights and will not be breached, that we will have adequate remedies for

any breach, that others will not independently develop substantially equivalent proprietary information

or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Risks Associated with Information Disseminated Through the Company's Service: It is possible that our

service will be used to disseminate information that is inaccurate or defamatory or infringes on the rights

of others. The law relating to the liability of online services companies for information carried on or

disseminated through their services is currently unsettled. It is possible that claims could be made against

us even if we have no knowledge of the information in question.

Risks of Relying on Third Parties: The Company will rely on third parties to perform certain essential

services, including IT infrastructure. Relying so heavily on third parties creates risks. For one thing, the

Company has no control over the personnel employed by third parties and cannot be certain that they

will perform services as we expect. For another, third parties might not carry sufficient insurance to cover claims we assert against them for wrongdoing. For a third, any disputes with third parties could entail

expensive lawsuits and a disruption of our business.

Our Offering Price Might Not be Accurate: We established the price of $0.75 per share because we

believe the Company is worth that much. However, that price is not based on any traditional measures of

value, such as multiples of earnings, multiples of revenue, or book value, and has not been validated by

any third party. Hence, it is very possible that the price is wrong, either too low or too high. In September

2023 the Company issued shares of its Class A Voting Common Stock for $0.50 per share to three officers.

In addition, Carta performed a valuation of the Company for purposes of section 409A of the Internal

Revenue Code and concluded that the value of the Company's Class A Voting Stock was .0021 per share.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $1,235,000 in this

Offering but will begin to spend investor money if we raise as little as $30,000. This figure is arbitrary. If

we raise only $30,000 we will not have enough money to achieve our business goals. Hence, earlier

investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these

individuals were to die, become disabled, leave the Company, or even spend less time on the Company's

business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans.

There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even

to stay in business.

Difficult Capital-Raising Environment: Over the last 12 months many venture capital funds and angel

investors have pulled back and/or become more selective, making it more difficult to raise capital.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to

the rights associated with the Class B Non-Voting Common Stock. For example, any kind of preferred stock

would, by definition, have greater rights than the Class B Non-Voting Common Stock.

Current Book Value Dilution: The current "book value" of the Company is approximately $.008 per share.

With Investors paying $0.75 per share, their stock is subject to immediate dilution from the perspective

of book value as opposed to value based on future projections.

Future Dilution: If shares of Common Stock are sold for less than $0.75 in the future, then Investors will

experience actual dilution.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future,

the Company expects to reinvest any free cash flow back into the business. Hence, investors should not

expect to see any cash returns for an extended period of time.

Potential Difficulty Obtaining Shareholder Consent: Our Class A Voting Common Stock is owned by

almost 20 stockholders, with no single stockholder owning more than 36%. As a result, it is possible that

the Company could have difficulty obtaining the consent of the stockholders for an action requiring

stockholder consent under applicable law, especially if super-majority consent is required. It is also possible that members of our management team would become deadlocked, unable to agree on

important decisions.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we

may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might

be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible

that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could

suffer a significant uninsured loss.

Terms of Class B Non-Voting Common Stock Could be Changed: The terms of your Class B Non-Voting

Common Stock can be changed with the consent of the Company and the holders of a majority of Class B

Non-Voting Common Stock. Hence, the terms could be changed against your wishes and without your

consent.

Management Might Change the Use of Offering Proceeds: Our Form C describes how we expect to use

the proceeds of the Offering. However, the Company might change how it uses the proceeds based on

changing circumstances.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). In the

future we might conduct other offerings under Reg CF, SEC Regulation , SEC Regulation A, or otherwise.

The securities laws are complicated and it is possible that we will fail to comply with one or more

requirements. In that case we could be subject to fines and penalties and be required to refund all the

money we have raised from investors.

Legal Risks Associated with Crowdfunding Vehicles: Investors will invest not in the Company directly but

in ScienceCast SPV LLC, which is intended to qualify as a "crowdfunding vehicle" (see the discussion in

Form C). Because the Company is a corporation and ScienceCast SPV LLC is a limited liability company,

there is some risk this arrangement does not comply with the SEC's rules. In that case the offering itself

would be illegal and the Company could be subject to significant penalties.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial

projections, based on current information and our current assumptions about future events. Inevitably,

some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances

may occur. The actual financial results for the Company will be affected by many factors, most of which

are outside of our control, including but not limited to those described here. Therefore, there are likely to

be differences between projected results and actual results, and the differences could be material

(significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements,

including financial projections, that relate to events or conditions in the future. Often, forward-looking

statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this

might," or "we will." The statement "We believe the internet will change the publishing industry" is an

example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement

"We believe the internet will change the publishing industry" is not like the statement "We believe the

sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the

future, or even to anticipate all the things that could happen. Our business could be subject to many

unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ

from those anticipated or implied in any forward-looking statement, and the differences could be both

material and adverse. We do not undertake any obligation to revise, or publicly release the results of any

revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND

UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Class B Non-Voting Common Stock

will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor

the Class B Non-Voting Common Stock are subject to the same degree of regulation and scrutiny as if they

were registered.

No Right to Participate in Management of the Company: Investors will have no right to vote for the

election of directors or otherwise direct the management of the Company. You should consider investing

Incomplete Offering Information: The Class B Non-Voting Common Stock is being offered pursuant to

Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us

to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment

decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the

Company and its business, as required by Reg CF, we will not provide nearly all of the information that

would be required of a public reporting company. And our reporting obligations under Reg CF could stop

under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise

transferring your Class B Non-Voting Common Stock:

• Most important, there will be no public market, meaning you could have a hard time finding a

buyer.

• By law, you may not sell your shares for one year except in very limited circumstances.

• To sell your shares you must satisfy certain conditions. For example, you would not be allowed to

sell your shares if the sale would violate the laws around crowdfunding.

Taking the obstacles into account, you should plan to own your Class B Non-Voting Common Stock until

the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

• It might be in the best interest of investors if our management team devoted their full time and

attention to the Company. However, members of our management time might devote themselves

to other endeavors at the same time.

• Members of our management team might prefer higher levels of compensation, while investors

might prefer lower levels.

• Members of our management team might want to sell the Company before or after investors

believe it is prudent to do so.

• The interests of investors could also conflict with the interests of other shareholders of the

Company.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several

important ways if you believe you have claims against us arising from the purchase of your Class B Non-

Voting Common Stock. For example:Your claims would be resolved through arbitration, rather than

through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which

might not be convenient for you. Additionally:

• You would not be entitled to a jury trial.

• You would not be entitled to recover any lost profits or special, consequential, or punitive

damages.

• If you lost your claim against us, you would be required to pay our expenses, including reasonable

attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Articles of Incorporation and Bylaws limit your ability to sue

members of our management team, even if they make decisions you disagree with or make mistakes that

cost you money.

THE FOREGOING DOES NOT NECESSARILY LIST ALL THE RISKS OF INVESTING

PLEASE CONSULT WITH YOUR OWN PROFESSIONAL ADVISORS


In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

We provide data management products and services to scientists and research services that serve them. We operate a website, www.sciencecast.org. Demand for our services has been driven by the digitization of research data, internet access to expanding data sets through proliferating computer devices, the need to better sort and curate research data sets and the development of supporting online research communities. These developments have created pain points for researchers as they struggle to keep up with mushrooming research data sets.

### Co-Issuer

Legal Name: ScienceCast SPV LLC

Type of Business: Limited Liability Compny

Formed: 2023-10-18

Address: 16 Willow Avenue

Optional Address:

Country: DE

City: Towson

State: Maryland

Zipcode: 21286

Phone Number: 4108080486

Contact: Andrew Lynwood Jiranek

Website: None

### Business Plan

We have scaled our computer programming resources, including engaging programmers and licensing software we can integrate into our product offerings. Second, we have scaled our administrative services and a sales and marketing effort to individual and enterprise customers and services that provide research data to researchers. This will involve engaging workers on a fractional and/or full time basis. Third, we have incurred licensing and data hosting costs associated with an expanding base of users and their uses.

## DIRECTORS, OFFICERS AND EMPLOYEES

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Victor M. Galitski

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

President

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Professor of Physics @ University of Maryland

*Education*

2 PhDs in Applied Math and Physics, Advanced Degree in Computer Science

*Name*

Erin Sharoni

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, August, 2024 to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Fractional CEO and Consultant

*Education*

Masters in Biology at Harvard University

*Name*

Steinn Sigurdsson

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Board Chairman, August, 2022

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

2020-Current: Professor at Penn State University in the Physics Department and Scientific Director of arxiv.org of Cornell University

***Education***

***Name***

Vacheh Joakim

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Executive Vice President of Sales and Marketing, June, 2022

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

2020 – Current: Principal of Holiander, Inc., a digital marketing company

***Education***

**Officers of the Company**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Victor M. Galitski

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

President

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Professor of Physics @ University of Maryland

*Education*

2 PhDs in Applied Math and Physics, Advanced Degree in Computer Science

*Name*

Erin Sharoni

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, August, 2024 to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Fractional CEO and Consultant

*Education*

Masters in Biology at Harvard University

*Name*

Steinn Sigurdsson

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Board Chairman, August, 2022

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

2020-Current: Professor at Penn State University in the Physics Department and Scientific Director of arxiv.org of Cornell University

*Education*


*Name*

Vacheh Joakim

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Executive Vice President of Sales and Marketing, June, 2022

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

2020 – Current: Principal of Holiander, Inc., a digital marketing company

***Education***

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 5 employees

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Class A Voting Common Stock Common Stock |
|---|---|
| **Amount outstanding** | 6,402,731 |
| **Voting Rights** | Voting Rights |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Other Material Terms or information.** | |

| Type of security | Class B Non Voting Common STock Common Stock |
|---|---|
| Amount outstanding | 93,333 |
| Voting Rights | No voting rights |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | N/A |
| Other Material Terms or information. | |

The Company has the following debt outstanding:

| Type of debt | Line of credit |
|---|---|
| Name of creditor | Victor M. Galitski |
| Amount outstanding | $12,490 + interest |
| Interest rate and payment schedule | Federal Applicable Rate |
| Amortization schedule | None |
| Describe any collateral or security | None |
| Maturity date | |
| Other material terms | This loan carries no particular repayment terms and are accruing interest at the lowest rate necessary to avoid imputation of interest for tax purposes. |

| Type of debt | Line of credit |
|---|---|
| Name of creditor | Ivar Martin |
| Amount outstanding | 7,750 |
| Interest rate and payment schedule | Federal Applicable Rate |
| Amortization schedule | None, |
| Describe any collateral or security | None |
| Maturity date | |
| Other material terms | This loan carries no particular repayment terms and are accruing interest at the lowest |

| | |
|---|---|
| | rate necessary to avoid imputation of interest for tax purposes. |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | Andrew Jiranek |
| **Amount outstanding** | $7,350.00 |
| **Interest rate and payment schedule** | Federal Applicable Rate |
| **Amortization schedule** | None |
| **Describe any collateral or security** | None |
| **Maturity date** | |
| **Other material terms** | This loan carries no particular repayment terms and are accruing interest at the lowest rate necessary to avoid imputation of interest for tax purposes. |

The total amount of outstanding debt of the company is $27,590.00.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 93,333 | $47,349.75 | Working Capital | | Regulation CF |

**Ownership**

Our lead co-founder, Dr. Victor Galitski, owns 35.62% of the voting power of the Company, as of the date of this amended Form C, in the form of 35.62% of the issued and outstanding shares of the Company's Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Dr. Victor Galitski | 35.6% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

We have funded our development to date from loans from, and/or stock purchases by, our founders and other insiders and sweat equity provided by our early stage team of founders, employees and key contractors. We created the 2022 ScienceCast Equity Plan, and it has served as the mechanism to obtain valuable contributions from our dedicated team of technical and non-technical workers. We have drawn on this team to create our product, create our brand and its partnerships, establish and scale our user base and bid on contracts. We have raised funding in this offering and we are earning sales revenue. However, we need to raise working capital to further grow our human resources, meet increased programming costs, and pay for increasing license fees and storage costs. We plan to conduct this equity offering under SEC Regulation CF. We have a large user base already, and engagement with our website has been robust. We believe we will have investment appeal to our customer base and we want to give them an opportunity to own part of our Corporation. We hope this will incentivize them to advocate for us as we further scale our user base and seek enterprise subscriptions. After completing this offering, we plan to offer $1,500,000 – 2,500,000 of securities in a "Seed Offering" to institutional investors that will be good partners for us, providing more support than just monetary investment. We think funds from these offerings will be sufficient to sustain us as we sell our services, scale our users and build our revenues and profits. We anticipate then that we will need to have a much larger investment round, on the order of $7,000,000 to $10,000,000, termed a Series "A," from institutional investors as we open up offices around the World to meet global demand and pursue strategic corporate acquisitions. As our growth proceeds, we will need to raise additional monies to meet our growing operational and development expenses.

We plan to use the proceeds from this offering to grow our resources in three areas. First, we will use the proceeds to build our computer programming resources, including engaging programmers and licensing software we can integrate into our product offerings. Second, we will use the proceeds to support administrative services and a sales and marketing effort to individual and enterprise customers and services that provide research data to researchers. This will involve engaging workers on a fractional and/or full time basis. Third, we anticipate increased licensing and data hosting costs associated with an expanding base of users and their uses. We do not plan to use the proceeds from this Offering to support an increase in executive pay and benefits, but we may use some of the proceeds for facilities and equipment leasing and acquisition. We may also use some of the proceeds for travel to support customer needs.

**Liquidity and Capital Resources**

On the Company conducted an offering pursuant to Regulation CF and raised $47,349.75.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

**Capital Expenditures and Other Obligations**

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

***Company Loans***

| | |
|---|---|
| **Related Person/Entity** | Victor Galitski |
| **Relationship to the Company** | President, Board Member, Chief Science Officer and Co- Founder |
| **Total amount of money involved** | $12,490.00 |
| **Benefits or compensation received by related person** | None |
| **Benefits or compensation received by Company** | Paid with Stock |
| **Description of the transaction** | Loan |
| **Related Person/Entity** | Ivar Martin |
| **Relationship to the Company** | Co-founder |
| **Total amount of money involved** | $7,750.00 |
| **Benefits or compensation received by related person** | None |
| **Benefits or compensation received by Company** | None |
| **Description of the transaction** | Loan |
| **Related Person/Entity** | Andrew Jiranek |
| **Relationship to the Company** | Former Employee |
| **Total amount of money involved** | $7,350.00 |
| **Benefits or compensation received by related person** | None |
| **Benefits or compensation received by Company** | Paid with Stock |
| **Description of the transaction** | Loan |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Victor Galitski
_____

(Signature)

(Name)

Victor Galitski

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A        Financial Statements

# Management Report

ScienceCast, Inc.
For the period ended December 31, 2024

Prepared by
PL Consulting, Inc.

Prepared on
January 29, 2025

# Table of Contents

# Profit and Loss

January - December 2024

| | Total |
|---|---|
| INCOME | |
| Refund of Payment | 980.00 |
| Sales | 119,035.91 |
| **Total Income** | **120,015.91** |
| COST OF GOODS SOLD | |
| Cost of goods sold | |
| Supplies & materials - COGS | 14,027.01 |
| **Total Cost of goods sold** | **14,027.01** |
| **Total Cost of Goods Sold** | **14,027.01** |
| GROSS PROFIT | **105,988.90** |
| EXPENSES | |
| Advertising & marketing | 6,224.12 |
| Social media | 876.05 |
| Website ads | 48.00 |
| **Total Advertising & marketing** | **7,148.17** |
| Commissions & fees | 3,200.00 |
| Contract labor | 51,600.00 |
| Entertainment | 88.32 |
| Equity Management | 3,920.00 |
| General business expenses | 980.00 |
| Aspen Quantum Consulting Expense | -500.00 |
| Bank fees & service charges | 453.00 |
| Continuing education | 135.00 |
| Memberships & subscriptions | 1,307.99 |
| **Total General business expenses** | **2,375.99** |
| Insurance | |
| Liability insurance | 799.63 |
| **Total Insurance** | **799.63** |
| Legal & accounting services | |
| Accounting fees | 19,220.00 |
| **Total Legal & accounting services** | **19,220.00** |
| Meals | 192.64 |
| Meals with clients | 51.66 |
| Travel meals | 1,015.68 |
| **Total Meals** | **1,259.98** |
| Office expenses | |
| Office supplies | 114.11 |
| Shipping & postage | 61.73 |
| Software & apps | 8,442.29 |
| **Total Office expenses** | **8,618.13** |

|  | Total |
|---|---:|
| Payroll expenses | 82.68 |
|   Salaries & wages | 5,542.50 |
|   **Total Payroll expenses** | **5,625.18** |
| QuickBooks Payments Fees | 875.70 |
| Rent | 12,000.00 |
| Software Development | 39,100.00 |
| Taxes paid | 903.00 |
| Travel | 117.65 |
|   Airfare | 1,626.08 |
|   Hotels | 581.66 |
|   Taxis or shared rides | 2.90 |
|   Vehicle rental | 176.26 |
|   **Total Travel** | **2,504.55** |
| Website & Email Hosting and Development | 224.00 |
| **Total Expenses** | **159,462.65** |
| NET OPERATING INCOME | -53,473.75 |
| OTHER INCOME | |
|   Interest earned | 13.76 |
|   **Total Other Income** | **13.76** |
| OTHER EXPENSES | |
|   Vehicle expenses | |
|     Parking & tolls | 197.62 |
|     Vehicle gas & fuel | 10.00 |
|     **Total Vehicle expenses** | **207.62** |
|   **Total Other Expenses** | **207.62** |
| NET OTHER INCOME | -193.86 |
| NET INCOME | $ -53,667.61 |

# Balance Sheet

As of December 31, 2024

|  | Total |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BUS COMPLETE CHK (2212) - 1 | 37,235.00 |
| **Total Bank Accounts** | **37,235.00** |
| **Total Current Assets** | **37,235.00** |
| Other Assets | |
| Trademarks, Patents, copyrights, & franchises | 750.00 |
| **Total Other Assets** | **750.00** |
| **TOTAL ASSETS** | **$37,985.00** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Short-term loans from shareholders | -819.00 |
| Andrew Jiranek Loan | 7,500.00 |
| Ivar Martin Loan | 8,000.00 |
| Victor Galitski Loan | 13,000.00 |
| **Total Short-term loans from shareholders** | **27,681.00** |
| **Total Other Current Liabilities** | **27,681.00** |
| **Total Current Liabilities** | **27,681.00** |
| **Total Liabilities** | **27,681.00** |
| Equity | |
| Additional paid in capital | |
| Andrew L. Jiranek Subscription | 135.00 |
| Ivar Martin Subscription | 225.00 |
| Victor Galitski Subscription | 459.00 |
| **Total Additional paid in capital** | **819.00** |
| Common stock | 44,000.00 |
| Andrew Jiranek YE23 | 30,000.00 |
| Charles Clark SEP23 | 25,000.00 |
| Victor Galitski YE23 | 30,000.00 |
| **Total Common stock** | **129,000.00** |
| Investment Payments | 5,000.00 |
| Retained Earnings | -70,487.39 |
| Treasury stock | -360.00 |
| Net Income | -53,667.61 |
| **Total Equity** | **10,304.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$37,985.00** |

# Statement of Cash Flows

January - December 2024

| | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -53,667.61 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Chase Corp Credit Card | -7,580.41 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-7,580.41** |
| **Net cash provided by operating activities** | **-61,248.02** |
| FINANCING ACTIVITIES | |
| Common stock | 44,000.00 |
| Investment Payments | 5,000.00 |
| Treasury stock | -360.00 |
| **Net cash provided by financing activities** | **48,640.00** |
| NET CASH INCREASE FOR PERIOD | **-12,608.02** |
| Cash at beginning of period | 49,843.02 |
| CASH AT END OF PERIOD | **$37,235.00** |

SCIENCECAST, INC.

MANAGEMENT CERTIFIED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Unaudited

"I, ANDREW L. JIRANEK, CERTIFY THAT:

(1) THE FINANCIAL STATEMENTS OF SCIENCECAST, INC. FOR THE PERIOD ENDED DECEMBER 31, 2023, INCLUDED IN THIS FORM ARE TRUE AND COMPLETE IN ALL MATERIAL RESPECTS; AND

(2) THE TAX RETURN INFORMATION OF SCIENCECAST, INC. INCLUDED IN THIS FORM REFLECTS ACCURATELY THE INFORMATION REPORTED ON THE TAX RETURN FOR SCIENCECAST, INC. THAT WILL BE FILED FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

ANDREW L. JIRANEK, CEO, SCIENCECAST, INC.

# TABLE OF CONTENTS

**SCIENCECAST, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2023**

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash | $ | 49,843 |
| Accounts receivable, net | | - |
| Due from stockholder | | 90 |
| Total current assets | | 49,933 |

**OTHER ASSETS**

| | | |
|---|---|---|
| Deferred tax asset | | - |
| Intangible assets - net | | 730 |
| Total assets | $ | 50,663 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Credit cards payable | $ | 7,580 |
| Total current liabilities | | 7,580 |

**LONG-TERM LIABILITIES**

| | | |
|---|---|---|
| Due to stockholders | | 28,530 |
| Total liabilities | | 36,110 |

**STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Common stock | | 5,697 |
| Additional paid in capital | | 84,830 |
| Retained deficit | | (75,974) |
| Total stockholders' equity | | 14,553 |
| Total liabilities and stockholders' equity | $ | 50,663 |

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

## SCIENCECAST, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2023

| | |
|---|---:|
| **REVENUE** | $ 9,380 |
| | |
| **OPERATING EXPENSES** | |
| Advertising and marketing | 9,666 |
| Amortization expense | 20 |
| Bad debt expense | 3,000 |
| Bank fees and service charges | 330 |
| Commissions | 2,500 |
| Computer expenses | 973 |
| Dues and subscriptions | 3,804 |
| Insurance | 593 |
| Meals and entertainment | 223 |
| Office supplies and expense | 3,990 |
| Professional fees | 27,687 |
| Software development | 21,000 |
| Travel | 1,475 |
| Total operating expenses | 75,261 |
| | |
| **LOSS FROM OPERATIONS** | (65,881) |
| | |
| **OTHER INCOME (EXPENSE)** | |
| Interest expense | (940) |
| | |
| **NET LOSS** | $ (66,821) |

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

**SCIENCECAST, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | Common Stock Shares | Amount | Additional Paid-in Capital | Retained Deficit | Total |
|---|---|---|---|---|---|
| **BALANCE, January 1, 2023** | 10,000,000 | $ 1,000 | $ - | $ (9,153) | $ (8,153) |
| Reverse stock split | (6,666,667) | - | - | - | - |
| Issuance of common stock | 2,325,002 | 4,697 | 84,830 | - | 89,527 |
| Net loss | - | - | - | (66,821) | (66,821) |
| **BALANCE, December 31, 2023** | 5,658,335 | $ 5,697 | $ 84,830 | $(75,974) | $ 14,553 |

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

- 3 -

## SCIENCECAST, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2023

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (66,821) |
| Adjustments to reconcile net loss to net cash provided | |
| by operating activities: | |
| Amortization expense | 20 |
| Bad debt expense | 3,000 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (3,000) |
| Credit cards payable | 7,537 |
| Net cash used by operating activities | (59,264) |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Cash paid for intangible assets | (750) |
| Net cash used by investing activities | (750) |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Advances from stockholders | 16,940 |
| Proceeds from issuance of common stock | 89,527 |
| Net cash provided by financing activities | 106,467 |
| | |
| **NET INCREASE IN CASH** | 46,453 |
| | |
| **CASH AT BEGINNING OF YEAR** | 3,390 |
| | |
| **CASH AT END OF YEAR** | $ 49,843 |

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

The Company has developed an online platform @ sciencecast.org that provides a solution to the data overload problem for researchers. The Company offers AI SaaS that operates on freely accessible research data hosted on various data repositories, thereby making the process of research more efficient and complete. The Company charges subscription fees to access its SaaS and connected research data sets. At the date of these Statements, the Company was providing its SaaS for free as it scaled users before charging them subscriptions to access its premium SaaS. During this period of scaling users, the Company has been raising capital.

### Basis of Accounting

The Company's financial statements are presented in accordance with the accrual method of accounting under accounting principles generally accepted in the Unites States of America (GAAP), whereby revenue is recognized when earned and expenses are recognized when incurred.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations which generally require payment within thirty days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer. The Company does not charge interest on accounts over thirty days old. Payments of accounts receivable are applied to the specific invoices identified on the customers' remittance advice, or if unspecified, to the oldest unpaid invoices.

Management has provided for probable uncollectible amounts through an allowance for credit losses. The allowance was determined based on a review of the outstanding receivables and estimating the amounts that may not be collected. Management feels that the recorded allowance is a sufficient assessment at December 31, 2023.

### Intangible Assets

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives. Trademarks are amortized over 20 years based on the trademark agreement.

These financial statements have been certified by management but have not been subjected to an audit or review or compilation engagement by an independent accounting firm, and no assurance is provided by a third party accounting firm as to them.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

### Revenue Recognition

The Company recognizes revenue under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive revenue recognition model that requires an entity to recognize the amount of revenue which reflects the consideration it expects to receive in exchange for the transfer of the promised goods or services to customers. This ASU established principles for reporting useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. The accounting disclosures and accounting policies are discussed below:

The Company generates revenue from fees charged for providing management services to researchers, which correspond to the Company's major service lines. The Company recognizes revenue by applying the following steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when the Company satisfies these performance obligations in an amount that reflects the consideration it expects to be entitled to in exchange for those services.

Revenue is recognized at a point in time as performance obligations are satisfied which generally occurs at the time of service. After completion of the Company's performance obligations, the Company has an unconditional right to consideration as outlined in its contracts with customers. The Company's customer receivables will generally be collected within 30 days in accordance with the underlying payment terms.

Contract assets consist of accounts receivable billed to customers, net of an allowance for credit losses. Allowance for credit losses is determined by considering a number of factors, including length of time receivables are past due, the customer's previous loss history, the customer's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Past due accounts are determined by management based on customer experience and other relevant factors, and the Company periodically writes off accounts receivable after exhausting reasonable collection efforts. As of December 31, 2023, the allowance for credit losses amounted to $3,000. Bad debt expense for the year ended December 31, 2023 amounted to $3,000.

### Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ending December 31, 2023 was $9,666.

### Income Taxes

The Company is treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using the enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

These financial statements have been certified by management but have not been subjected to an audit or review or compilation engagement by an independent accounting firm, and no assurance is provided by a third party accounting firm as to them.

**SCIENCECAST, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2023**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

### Income Taxes

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred income tax provision (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities.

The Company determines whether an uncertain tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based upon the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount of tax benefit that has a greater than 50% of being realized upon ultimate settlement with the relevant taxing authority. The Company has determined that it is not required to record a liability related to uncertain tax positions, which is required by FASB ASC 740-10, as it has no uncertain tax positions as of December 31, 2023.

### Date of Management's Review

Management has evaluated subsequent events through 4/26/2024 the date on which the financial statements were available to be issued.

## NOTE 2 – INTANGIBLE ASSETS

As of December 31, 2023, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

|  | Weighted Average Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Amortizable intangible assets: |  |  |  |  |
| Trademarks | 20 | $ 750 | $ (20) | $ 730 |

Amortization expense is expected to be $20 per year for each of the following five years.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company advanced monies to a stockholder for the purchase of common stock. This balance has no specified repayment terms and is non-interest bearing. The balance is expected to be repaid within the year.

The stockholders of the Company have entered into promissory notes with the Company where the principal advanced is subject to interest at the applicable federal rate, requiring annual interest only repayments, with no set maturity date. The notes are not expected to be repaid within the next year.

The balance due from certain stockholders' was $90 as of December 31, 2023. The balance due to certain stockholders' was $28,530 as of December 31, 2023.

These financial statements have been certified by management but have not been subjected to an audit or review or compilation engagement by an independent accounting firm, and no assurance is provided by a third party accounting firm as to them.

## NOTE 4 – STOCKHOLDERS' EQUITY

During 2023, management of the Company elected to execute a three for one reverse stock split for all shares previously issued. The resulting transaction reduced the number of shares outstanding from 10,000,000 to 3,333,333 and the authorized number of shares to from 50,000,000 to 16,666,667.

Common stock as of December 31, 2023 is as follows:

| | Authorized | Par value | Issued | Outstanding Warrant | Available |
|---|---|---|---|---|---|
| Shares | 50,000,000 | $ 0.003 | 5,658,335 | 83,333 | 44,258,332 |

Warrant Outstanding

In 2022, the Company issued a warrant permitting the holder to buy 83,333 shares of the Company's stock at $1 per share. The warrants are exercisable at any time and shares shall vest immediately upon issuance by the Company. Warrants are subject to adjustment for future stock splits or other "adjustment events" as described in the warrant agreement. As of December 31, 2023, the warrants have not been exercised.

## NOTE 5 – INCOME TAXES

The Company has available, as of December 31, 2023, approximately $70,000 of unused net operating loss carryforwards that may be applied against future taxable income, without expiration.

The net deferred tax asset was comprised of the following as of December 31, 2023:

| | | |
|---|---|---|
| Deferred tax asset | | |
| Net operating loss carryforward | $ | 20,000 |
| Less: valuation allowance | | (20,000) |
| Net deferred tax asset | $ | - |

These financial statements have been certified by management but have not been subjected to an audit or review or compilation engagement by an independent accounting firm, and no assurance is provided by a third party accounting firm as to them.